May 29, 2007

Atlas Independence Flagship Fund

Atlas Funds

794 Davis Street

San Leandro, California 94577

Evergreen Envision Growth and Income Fund

Evergreen Equity Trust

200 Berkeley Street

Boston, Massachusetts 02116

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of December 1, 2006 between Atlas Funds, a Delaware statutory trust (the “ Target Trust”), on behalf of one of its series, Atlas Independence Flagship Fund (“Target Fund”) and Evergreen Equity Trust, a Delaware statutory trust (the “Acquiring Trust”), on behalf of one of its series, Evergreen Envision Growth and Income Fund (“Acquiring Fund”).  The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund.  This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.6 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of the Target Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Target Fund are redeemable at net asset value at each shareholder’s option.  Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company.  Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option.  Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated January 12, 2007 and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

The facts you have represented as to in representation 5 of the letter from Acquiring Fund and representation 6 of the letter from Target Fund, each dated as of the date hereof (which facts are described in the subsequent paragraphs of this opinion), support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks long-term growth of capital and current income by investing in a variety of underlying equity and bond/fixed income mutual funds.

Comparison of Target and Acquiring Funds' Investment Objectives, Strategies, and Asset Allocations

Various factors demonstrate the similarity between Target Fund and Acquiring Fund.  The Funds have similar investment objectives.  Both seek a combination of long-term growth of capital with current income.  To achieve their investment objectives, Target and Acquiring Fund allocate their assets among equity and bond/fixed income funds in similar proportions: Target Fund invests in underlying Atlas funds to achieve an aggregate allocation of approximately 60% equity securities, 30% bonds and 10% cash, while Acquiring Fund invests in underlying Evergreen funds to achieve an aggregate allocation of approximately 60% equity and 40% debt securities.  As of June 30, 2006 (“the comparison date”), a randomly selected date that reflects the Funds’ portfolios without reference to the Transaction1,each Fund allocated at least 54% of its assets in underlying equity funds (Target Fund invested 72.70%, while Acquiring Fund invested 54%) and at least 24% in underlying bond/fixed income funds (Target Fund invested 46.00%, while Acquiring Fund invested 24.30%), leading to a 78.30% overlap in asset allocation of the funds.

In addition, both funds provide flexible allocation ranges for their portfolio managers to spread assets among underlying equity and fixed income funds.  Under normal circumstances, Target Fund allocates 40-80% of its assets in Stock or Equity Funds, 10-40% in Bond or Fixed Income Funds, and 0-20% in Cash or Money Market Funds.  Under normal circumstances, Acquiring Fund allocates its assets to underlying funds to achieve the following investment exposures: 40-80% in equity funds (35-55% in domestic equity and 5-25% in international equity funds), 20-60% in bond/fixed income funds (20-40% in investment grade, 0-15% in high yield, and 0-15% in international fixed income) 2.  The asset allocation ranges between the Funds do differ, and can differ on any given date, but are similar in that both Funds target 40-80% of their assets for equity and a smaller portion for bond/fixed income exposure.  Both Funds also achieve similar investment profiles by investing in underlying equity and fixed income funds with similar characteristics.  Consistent with these similarities, Morningstar categorizes both Target and Acquiring Fund as “Moderate Allocation” funds.

Comparison of Target and Acquiring Funds' Investment in Underlying Equity Funds

As noted above, both Funds invest a majority of their assets in underlying equity funds.  Of these underlying equity funds, both Funds primarily invest in domestic equity funds.  As a percentage of their investments in underlying equity funds, both Funds invested over 80% in domestic equity funds (Target Fund invested 97.52% and Acquiring Fund invested 81.67%) and approximately 2.5% in global or foreign equity funds 3(Target Fund invested 2.48% in global funds and Acquiring Fund invested 18.33% in international funds).

Of these investments in equity funds, and therefore indirectly in equities, both Funds invest in underlying equity funds with similar styles and market capitalizations.  Morningstar characterizes Target Fund’s investment style as “Large-Blend,” and characterizes Acquiring Fund’s style as “Large-Value” 4.  Although the Morningstar styles differ somewhat, both Funds primarily target underlying equity funds that focus on large-cap and value-style investment approaches.

As of the comparison date, both Funds invested over 41% of their assets, as a percentage of assets invested in underlying equity funds, in large-cap value funds (Target Fund invested 41.27%, while Acquiring Fund invested 44.63%).  The large-cap value funds in which the funds invest (Atlas Value and Dual Focus Funds for Target Fund and Evergreen Disciplined Value Fund for Acquiring Fund) have similar investment objectives and styles.  All three underlying funds seek long-term growth with some income, employ a value oriented approach, and invest primarily in large-sized companies.  Morningstar categorizes all three as "Large Value" funds.

As of the comparison date, each Fund invested over 9.00% of its assets, as a percentage of assets invested in underlying equity funds, in large-cap growth funds (Target Fund invested 28.47%, while Acquiring Fund invested 9.07% ).  The large-cap growth funds in which Target and Acquiring Fund invest (Atlas Strategic Growth and Growth Opportunities Funds with respect to Target Fund, and Evergreen Strategic Growth Fund with respect to Acquiring Fund) have similar investment objectives and styles.   Each seeks long-term growth with an emphasis on large-sized companies.  All three funds invest in medium-to-large sized companies within the market capitalization of the Russell 1000 Index.  Morningstar categorizes all three as "Large Growth" funds5.

As noted above, both funds also invested a small amount of their assets, as a percentage of assets invested in underlying equity funds, in funds that hold a significant amount of foreign equities.  Target Fund invested a much small percentage of its underlying equity fund assets in a global equity fund than Acquiring Fund invested in an international equity fund (Target Fund invested 2.48%, while Acquiring Fund invested 18.33%).  The underlying funds in which Target and Acquiring Fund invest have somewhat different investment strategies.  Atlas Global Growth Fund invests a significant portion of its assets in U.S. stocks, while Evergreen International Equity contains almost no U.S. stock.  This difference does not necessarily reflect differences in the investment strategies of Target and Acquiring Funds:  To invest in an underlying fund with a substantial holding of foreign equities, Target Fund has only one option among Atlas Funds—the Atlas Global Growth Fund—while Acquiring Fund, however, can select from several underlying funds that invest in foreign equities6.   Target Fund may lack similar investment options as Acquiring Fund, but both Funds share the same strategy of allocating a portion of their assets to global/foreign equity funds.

Comparing all of the similar funds described above results in an overlap of just under 53% in underlying equity fund assets.  This 52.82% overlap overwhelmingly consists of the 41.27% overlap in large-cap value funds (Target Fund invested 41.27%, combined, in Value and Dual Focus Funds, while Acquiring Fund invested 44.63% in Disciplined Value Fund), with smaller overlaps of just over 9% in large-cap growth funds (Target Fund invested 28.47% in Strategic Growth Fund, while Acquiring Fund invested 9.07% in Strategic Growth Fund), and approximately 2.5% in global/foreign equity funds (Target Fund invested 2.48% in Global Growth Fund, while Acquiring Fund invested 18.33% in International Equity Fund).  This overlap percentage is not particularly large, mainly because Target and Acquiring Fund invested in dissimilar small-to-mid-cap funds and also because the Funds invested disproportionately in underlying large-cap growth and global/foreign equity funds.  Nevertheless, both funds target multiple underlying equity funds, particularly ones that primarily focus on large-cap and value-style investments.

Comparison of Target and Acquiring Funds' Investment in Underlying Bond Funds

Both Funds also invest in similar underlying bond/fixed income funds.  As described more fully below, the overlap between these similar funds exceeds 82%.

As of the comparison date, each Fund invested roughly 2/3 of its underlying bond fund assets in underlying fixed income funds that provide diversification across multiple bond sectors. Target Fund invested 83.54% of its assets, as a percentage of assets invested in underlying bond funds, in Atlas Strategic Income Fund while Acquiring Fund invested 66.30% of its assets, as a percentage of assets invested in underlying bond funds, in three underlying Evergreen bond funds as follows: Evergreen International Bond Fund (11.95%), Evergreen Ultra Short Opportunities Fund (29.57%), and Evergreen High Yield Bond Fund (24.78%).   Target Fund is less diversified in underlying fixed income funds than Acquiring Fund because Atlas Funds offers fewer bond/fixed income funds to choose from than Evergreen Funds.  Therefore, Target Fund achieves diversification in bonds by investing in Atlas Strategic Income, an underlying Atlas bond/fixed income fund that invests in multiple bond sectors including: U.S. government bond, corporate bond, foreign bond, high-yield bond, and cash.  Morningstar categorizes Atlas Strategic Income as a "Multisector Bond" fund.  Because Evergreen Funds offers numerous fixed income funds, Acquiring Fund achieves diversification by investing in multiple underlying Evergreen bond funds:  Evergreen International Bond, Evergreen Ultra Short Opportunities, and Evergreen High Yield Bond Funds.  Morningstar categorizes these underlying Evergreen funds as "World Bond", "Ultrashort Bond" and "High Yield Bond", respectively.  Although Atlas Strategic Income is not necessarily similar to any one of the three underlying Evergreen bond funds mentioned in this paragraph, Target Fund's attainment of diversification across multiple bond sectors by investing in Atlas Strategic Income fund is similar to Acquiring Fund's attainment of diversification across multiple bond sectors by investing in Evergreen International, Ultra Short Opportunities, and High Yield Bond Funds.

As of the comparison date, each Fund also invested over 16% of its assets, as a percentage of assets invested in underlying bond funds, in an underlying bond fund that focuses on investment-grade bonds   (Target Fund invested 16.46%, while Acquiring Fund invested 33.70%).  The investment-grade style bond funds in which Target and Acquiring Fund invest (Atlas American Enterprise Bond Fund in the case of Target Fund and Evergreen Core Bond Fund in the case of Acquiring Fund) have similar investment objectives and styles.  Atlas American Enterprise Bond Fund seeks to provide current income with capital preservation as an additional goal, and Evergreen Core Bond seeks to maximize total return through a combination of current income and capital growth.  Both funds normally invest at least 75% of their assets in investment grade bonds.  Each fund also invests in corporate and U.S. government bonds, and may invest in other types of income producing securities.  Morningstar categorizes both bond funds as "Intermediate-Term Bond" funds.

Comparing all of the similar bond funds described above results in an approximate overlap of almost 5/6 of the funds' assets that are invested in underlying bond/fixed income funds.  This 82.76% overlap overwhelmingly consists of the 66.30% overlap in bond funds providing multiple-sector diversification (Target Fund invested 83.54% of its underlying bond fund assets in Strategic Income Fund, while Acquiring Fund invested 66.30%, combined, in High Yield Bond, Ultra Short Opportunities, and International Bond Funds) and to a lesser extent, the 16.46% overlap in investment-grade style bond funds (Target Fund invested 16.46% of its underlying bond fund assets in American Enterprise Bond Fund, while Acquiring Fund invested 33.70% in Core Bond Fund).  Such similarity stems from Target and Acquiring Funds' common strategy of targeting underlying bond/fixed income funds that diversify their bond holdings.

The specific characteristics described above (the relative figures and percentages in terms of asset allocations and investment holdings) do not constitute fixed aspects of Target Fund and Acquiring Fund’s investment strategies.  Rather, they reflect the fact that the Funds’ similar investment strategies have led them to react similarly (by choosing similar underlying funds) to the market conditions in place up until the comparison date.  In addition, the similarity and variance of these characteristics will change at any given time depending on the market outlook of the portfolio manager.

Consistent with the similarity of the funds, on the date of the Transaction, at least 33-1/3% of Target Fund’s portfolio assets as they existed prior to any realignment occurring in connection with the Transaction will not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund, and the Target Fund will not have realigned its portfolio prior to the Transaction in order for this to be true.  In particular, it must be recognized that the reorganizations of the lower-tier funds are not conditional on and are discreet from the reorganizations of the upper-tier funds of funds.  Therefore, Target Fund assets will consist of underlying fund assets that will have reorganized prior to the merger of Target Fund into Acquiring Fund.  In addition, Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the Transaction.  After the Transaction, Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the funds’ shared investment objectives and strategies, as described above and reflected by the aforementioned mutual fund selection and underlying fund portfolio data.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final two paragraphs hereof, for U.S. federal income tax purposes:

i. The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

ii .Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

iii. Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

iv. Under Section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

v. Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

vi. Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

vii. Under Section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

viii. Under Section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

ix. Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”).  In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds.  Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe that the IRS’s conclusion in this ruling has always been questionable.  In addition, a series of private letter rulings issued in July of 2005 suggest that the IRS’s position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement.  However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Transaction would be distinguishable from those in the ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks long-term growth of capital and current income by investing in a variety of underlying equity and bond/fixed income mutual funds.  Both funds allocate a similar portion of their assets to similar underlying equity and fixed income funds with respect to market capitalization, investment style, regional exposure, and fixed-income sector diversification.  After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds.  While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies.  In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled.  However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt.  No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

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Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

 /s/ Ropes & Gray LLP

Ropes & Gray LLP

1. Unless otherwise noted, all data were obtained from Morningstar.

2. Asset allocation ranges come from Atlas and Evergreen Funds' Prospectuses.

3. In general, "global" funds may invest a significant portion of their assets in U.S. equity securities while "foreign" or "international" funds do not invest a significant portion of their assets in U.S. equity securities.

4. The “value” approach is a style of investment strategy that favors stocks that appear to be currently underpriced in the market according to certain forms of fundamental analysis; for example, these may include shares that are trading at high dividend yields or low price-to-earnings or price-to-book ratios.  The “growth” approach favors stocks of companies exhibiting signs of above-average earnings and/or sales growth, even if the share price appears expensive in terms of metrics such as price-to-earnings or price-to-book ratios.  In classifying fund portfolios as “Value,” “Growth,” or “Blend,” Morningstar begins by assigning each stock held in the portfolio a “Value” score (based on price/prospective earnings, price/book, price/sales, price/cash flow, and dividend yield) and a “Growth” score (based on long-term projected earnings growth, historical earnings growth, sales growth, cash flow growth, and book value growth).  Stocks are evaluated against other stocks in the same geographic area and capitalization band.  The style attributes of individual stocks are then used to determine the style classification of stock mutual funds, based on the asset-weighted average of the style scores.

5. Categories taken from Morningstar portfolio analysis and Morningstar's public website.

6. These underlying funds include Evergreen Emerging Markets Growth, Global Large Cap Equity, International Equity, and Global Opportunities.